SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                              Hartmarx Corporation
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                       (Name of Subject Company (Issuer))

                             The Lincoln Company LLC
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                       (Name of Filing Persons (Offeror))

                                  Common Stock
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                         (Title of Class of Securities)

                                    417119104
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                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                           Baltimore, Maryland 21202
                                 (410)332-8573
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

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Transaction Valuation                                       Amount of Filing Fee
        N/A                                                        N/A
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___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_________________    Filing Party:_______________________

Form or Registration No.:_______________    Date Filed:_________________________

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

CONTACTS:    Robert D. Siegfried & Hope Sidman
             Kekst and Company
             (212) 521-4800


             HARTMARX CORP. RECEIVES OFFER OF $4.50 PER SHARE CASH
               FOR ALL OF THE COMPANY'S OUTSTANDING COMMON STOCK

          -- Offer Represents a 137% Premium to Friday's Closing Price
                            for Hartmarx's Shares --



New York, New York - August 13, 2001 - An investor group headed by The Tom James Company, a leading apparel manufacturer and marketer, today sent the following letter from Spencer Hays, Chairman of Tom James, to Elbert O. Hand, Chairman and Chief Executive Officer of Hartmarx Corporation (NYSE:HMX),and to each member of the Hartmarx Board of Directors offering to acquire all of Hartmarx's outstanding common stock for $4.50 cash. The all-cash offer represents a 137% premium to Friday's closing stock price for Hartmarx's shares of $1.90 per share.


                                August 13, 2001


Mr. Elbert O. Hand
Chairman and Chief Executive Officer
Hartmarx Corporation
101 North Wacker Drive
Chicago, IL 60606


Dear Mr. Hand:

Over a year ago, we firmly expressed to the Board of Directors and to you our strong interest in purchasing Hartmarx at a substantial premium to market value. We made clear both to the Board and you our keen desire to meet and discuss a proposed transaction. We, therefore, were surprised that, without any attempt at discussion, the Board rejected our proposal and any discussion about it.

While the Board's posture at that time appears to us to have been clearly contrary to the best interests of Hartmarx shareholders, our determination to acquire the Company remains firm, even though Hartmarx's financial and operating results and, in turn, shareholder market value have continued to lag the industry and disappoint shareholders. The credit rating agencies, too, have recognized the Company's deteriorating circumstances.

Accordingly, we offer to acquire for $4.50 per share cash all of the Hartmarx common stock outstanding, other than the nearly 5% of Hartmarx shares that we already own. This price represents a 137% premium above Friday's Hartmarx closing price of $1.90 per share, or approximately a $77 million premium to Hartmarx stockholders. It also represents a 100% premium over the twenty-five day average closing price of $2.25 per share, or about a $67 million premium.

Based on the middle estimate of $0.18 per share for Hartmarx's 2001 earnings by Merrill Lynch, the only securities firm that publishes on Hartmarx, our offer price is more than a 25 times multiple.

Our offer is a win for Hartmarx shareholders, providing an immediate 137% all cash premium to Hartmarx's current stock price. It is a win for Hartmarx and its businesses through a combination with highly successful and knowledgeable people with a proven track record. It is a win for Hartmarx employees, many of whom will be able to benefit economically from our offer because of their participation in Hartmarx's ESOP and retirement plans and will have the opportunity of working in an organizational environment that is characterized by business growth.

As you know, my associates and I operate businesses with combined annual revenues today of between $400-$500 million. Included in this group are such premium apparel brands as Tom James, Kenneth Gordon, Individualized Shirts, Oxxford Clothes, Gitman & Company, H. Freeman & Son, Inc. and English American Tailoring Company.

The Hartmarx Board of Directors must recognize that discontent and disappointment with Hartmarx not only are reflected in its substantial loss of shareholder value, but also in the disenchantment of many who have been close to and involved with the Company for years.

Among other things, the Board knows that A. Robert Abboud, when he was Chairman of its Executive Committee, agreed to meet with us last August after we expressed our interest in acquiring Hartmarx but was forced by Hartmarx at the last moment to cancel the meeting. Mr. Abboud has since left the Hartmarx Board on which he served for over 26 years. Having subsequently met with us to learn about the benefits of Hartmarx being part of our group, he is now an investor with us in our offer.

In assessing Hartmarx's value, we note that the Company's Board of Directors approved this past April a surrender program for stock options with a strike price above $5.63 per share. It is our belief that Black Sholes, the standard and customary valuation methodology for determining the value of options, would assign the worth of those options at between 25% and 35% of the strike price of the option. This means that the option would be worth at a minimum $1.41 per share. Subtracting this value from the $5.63 per share strike price produces a shareholder value of $4.22 per share. As such, the Board appears to have placed a value on Hartmarx which is below our offer price. Moreover, if, as declared in Hartmarx's 2001 proxy statement, these options are to be based on the market price of the stock on the date of issuance and that price is less than both the amount of our offer as well as the amount that the Board has attributed to a base value, then we and every other shareholder of Hartmarx have the right to be concerned that the Board is handing Hartmarx's management a bounty for poor performance.

The Lincoln Company LLC, which is the investor group we have assembled, is made up of The Tom James Company and other investors, who have committed $70 million in cash equity for this transaction. In addition, we have arranged financing to cover the purchase, refinance the existing Hartmarx debt and provide for the working capital needs of the Company. Our offer is subject to our performing limited due diligence of Hartmarx beyond its present publicly available information, Hartmarx Board approval of our offer, including the waiver of the Company's poison pill rights plan, HSR clearance and completion of a definitive agreement.

We want to assure you that the due diligence will be done in a manner that will not be disruptive to Hartmarx's operations and will be at our sole expense. Our intention and commitment are to work together with the Hartmarx Board in completing a transaction designed to serve the best interests of Hartmarx, its shareholders, employees, customers and suppliers. Since Hartmarx is a publicly traded company and to avoid rumors, we feel it is necessary to make this offer public so that there is accurate information in the marketplace.

We view time as of the essence in this matter and are prepared to meet with the Hartmarx Board immediately to move forward with this transaction. We look forward to hearing from you so that such a meeting can be arranged.

Sincerely,

/s/ Spencer Hays

Spencer Hays
The Lincoln Company LLC


Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.
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